ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
August 3, 2018	Robert M. Schmidt T: 617-951-7831 F: 617-235-9425 Robert.Schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. David L. Orlic, Esq.

Re:	AllianzGI Convertible & Income Fund (File Nos. 333-225293 and 811-21284)

and

AllianzGI Convertible & Income Fund II (File Nos. 333-225290 and 811-21338)

Dear Mr. Orlic:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) received from you via telephone on July 30, 2018 regarding (i) Pre-Effective Amendment No. 1 (the “NCV Pre-Effective Amendment”) to the Registration Statement on Form N-2 (the “NCV Registration Statement”) relating to an offering of preferred shares of beneficial interest by AllianzGI Convertible & Income Fund (“NCV”) and (ii) Pre-Effective Amendment No. 1 (the “NCZ Pre-Effective Amendment” and, together with the NCV Pre-Effective Amendment, the “Pre-Effective Amendments”) to the Registration Statement on Form N-2 (the “NCZ Registration Statement” and, together with the NCV Registration Statement, the “Registration Statements”) relating to an offering of preferred shares of beneficial interest by AllianzGI Convertible & Income Fund II (“NCZ” and, together with NCV, the “Funds”). The Pre-Effective Amendments were filed with the SEC on July 23, 2018.

The following sets forth the Staff’s comments and the Funds’ responses thereto. The responses will be reflected, to the extent applicable, in a Pre-Effective Amendment No. 2 to the Registration Statements to be filed on or shortly after the date hereof. Capitalized terms not otherwise defined herein have the meanings given in the Pre-Effective Amendments.

Credit Default Swaps

1.	Comment: The Staff notes that the below disclosure related to credit default swaps appears at the top of page 43 in the prospectus:

“In connection with credit default swaps in which the Fund is the buyer, the Fund may segregate or “earmark” cash or liquid assets with a value at least equal to the Fund’s exposure (any accrued but unpaid premiums owed by the Fund, inclusive of any early termination penalty, to any counterparty), on a marked-to-market basis. In connection with credit default swaps in which the Fund is the seller, the Fund may segregate or “earmark” cash or liquid assets with a value at least equal to the full notional amount of the swap (minus any collateral on deposit or amounts owed to the Fund in connection with that position). Such segregation or “earmarking” will not limit the Fund’s exposure to loss.”

The Staff’s comments on this disclosure are as follows:

(a)

The word “accrued” in the parenthetical in the first sentence implies that the premiums referenced were due in the past and have not been paid. Please revise the language to cover future premiums that are not yet due.

(b)	Please confirm supplementally that the phrase “inclusive of any early termination penalty” includes all early termination penalties, whether or not triggered.

(c)

Please provide additional explanation with respect to the parenthetical in the second sentence. It is unclear whether the collateral referenced would be on deposit with a counterparty or the Fund. Collateral on deposit with the Fund and amounts owed but not yet paid to the Fund cannot be used to reduce the amount the Fund is required to segregate in connection with credit default swaps in which the Fund is the seller.

Response: In response to part (b) of this comment, the Funds confirm that the phrase “inclusive of any early termination penalty” includes all early termination penalties, whether or not triggered. In response to parts (a) and (c) of this comment, the Funds have made the disclosure revisions marked below (added text underlined and deletions in strikethrough). As in the Funds’ response to the credit default swap-related items in comment 1 from the Staff’s June 28, 2018 letter regarding the Registration Statements, the Funds are making these change solely for the purpose of having the Registration Statements declared effective. The revised disclosure will be observed by the Funds, but does not necessarily represent the position or policy of other Allianz-sponsored funds, each of which is governed by its own registration statement. In addition, the Funds reserve the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

In connection with credit default swaps in which the Fund is the buyer, the Fund may segregate or “earmark” cash or liquid assets with a value at least equal to the Fund’s exposure (any ~~accrued but~~ unpaid premiums owed by the Fund, ~~inclusive of~~ plus any early termination penalty, to any counterparty), on a daily marked-to-market basis. In connection with credit default swaps in which the Fund is the seller, the Fund may segregate or “earmark” cash or liquid assets with a value at least equal to the full notional amount of the swap ~~(minus any collateral on deposit or amounts owed to the Fund in connection with that position)~~. Such segregation or “earmarking” will not limit the Fund’s exposure to loss.

Use of Proceeds, page 34

2.

Comment: In response to comment 6 from the Staff’s June 28, 2018 letter regarding the Registration Statements, the Funds indicated that they would provide additional detail regarding the use of proceeds from the preferred shares offering in a prospectus supplement. Please incorporate this information into a pre-effective amendment.

Response: The Funds have made the revisions marked below (added text underlined and deletions in strikethrough):

The net proceeds of the offering will be used to refinance outstanding indebtedness or other forms of leverage, potentially including amounts outstanding under the Fund’s liquidity facility with State Street Bank and Trust Company and/or the Fund’s existing ARPS, and/or to purchase additional portfolio securities in accordance with the Fund’s investment objective and policies as set forth below. The Fund will be able to deploy substantially all net proceeds within 30 days after receipt by the Fund. ~~It is anticipated that the proceeds will be invested in [    ].~~ Pending such use of proceeds, it is anticipated that the proceeds of the offering will be invested in cash and cash equivalents or high grade, short-term securities, credit-linked trust certificates and/or high yield securities index futures contracts or similar derivative instruments designed to give the Fund exposure to the securities and markets in which it typically invests.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Very truly yours,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

Craig Ruckman, Esq.

David C. Sullivan, Esq.